                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                         Micros-To-Mainframes, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                  Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 594944-10-0
                 -------------------------------------------
                               (CUSIP Number)

                              Edward H. Bersoff
        Chairman of the Board, President and Chief Executive Officer
                                  BTG, Inc.
                           3877 Fairfax Ridge Road
                        Fairfax, Virginia 22030-7448
                               (703) 383-8000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               August 29, 1997
       ---------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

  --------------------------------                                                        ----------------------------
  CUSIP No. 594944-10-0                                                                    Page   2   of   6   Pages
            -----------                                                                         -----    -----
  --------------------------------                                                        ----------------------------

  --------------------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        BTG, Inc.
        IRS # 54-1194161
  --------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a) [ ]
                                                                                                              (b) [ ]

  --------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY


  --------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO

  --------------------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                        [ ]

  --------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Virginia

  --------------------------------------------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
                                  Pursuant to an option to purchase 2,503,245 shares upon
                                 the occurrence of certain events.

        NUMBER OF        ---------------------------------------------------------------------------------------------
          SHARES           8      SHARED VOTING POWER
       BENEFICIALLY               0
         OWNED BY
           EACH          ---------------------------------------------------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
          PERSON                  Pursuant to an option to purchase 2,503,245 shares upon
           WITH                   the occurrence of certain events.
                         ---------------------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  0
  --------------------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,503,245

  --------------------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]

  --------------------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        53.1%

  --------------------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        CO

  --------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                       Page   3   of   6   Pages
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                 The information regarding certain shareholders of
Micros-To-Mainframes, Inc. contained in this Statement on Schedule 13D is provided to the best knowledge of BTG, Inc. ("BTG") and, unless otherwise indicated, is based on information provided to BTG by such shareholders.

Item 1.   Security and Issuer

                 This statement on Schedule 13D (this "Statement") relates to shares of common stock, $.001 par value per share (the "Common Stock"), of Micros-To-Mainframes, Inc., a New York corporation (the "Issuer"), and is being filed by BTG. The principal executive offices of the Issuer are located at 614 Corporate Way, Valley Cottage, New York 10989.

Item 2.   Identity and Background

                 This Statement is filed by and on behalf of BTG, a Virginia company. BTG is engaged in the information technology business and has its principal office at 3877 Fairfax Ridge Road, Fairfax, Virginia 22030-7448.

                 The name, citizenship, business address, position and present principal occupation of each of the executive officers and directors of BTG (the "Executive Officers and Directors") are set forth in Schedule I of this Statement.

                 During the last five years, neither BTG, nor, to the best knowledge of BTG, any of the persons named in Schedule I to this Statement, has or have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Considerations

                 Pursuant to the Voting and Option Agreement (the "Agreement") dated as of August 29, 1997, by and among BTG, the Issuer and certain shareholders of the Issuer listed in Exhibit A to the Agreement (the "M-T-M Shareholders"), BTG has an option (an "Option" and collectively, the "Options"), exercisable only in certain circumstances (as described in Item 5(b) below), none of which has occurred, to acquire from each of the M-T-M Shareholders the shares of Common Stock owned or acquired beneficially or of record by such Shareholder on the date of exercise of the Option (the "Shares"). BTG can exercise all or any of the Options, and each Option is exercisable in whole but not in part. Upon exercise of the Options, each M-T-M Shareholder shall receive a cash exercise price of $5.62 per Share, as adjusted upon the declaration of any stock splits, dividends, recapitalizations or other distributions or changes affecting the Common Stock. It is expected that the source of funds for the exercise of the Options would be BTG's revolving credit facility with several lenders for whom NationsBank, N.A. is the agent.

                 The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement itself, a copy of which is attached as
Exhibit 1 hereto.

                                                       Page   4   of   6   Pages
                                                            -----    -----


Item 4.   Purpose of Transaction.

                 Pursuant to the terms of the Agreement, each M-T-M Shareholder granted BTG an Option to purchase all of the Shares owned or acquired beneficially or of record by such Shareholder on the date of exercise of the Option. In addition, each M-T-M Shareholder has agreed to vote in favor of the transactions contemplated by the Merger (as defined below), and against certain actions that may be adverse to the consummation of the Merger.

                 The purpose of the transactions under the Agreement is to enable BTG and BTG Merger Sub, Inc., a New York corporation and a wholly-owned subsidiary of BTG ("Merger Sub"), to consummate the transactions contemplated under the Agreement and Plan of Merger, dated as of August 29, 1997, by and among BTG, Merger Sub and the Issuer (the "Merger Agreement"). In the Merger, each share of Common Stock will be converted into the right to receive $2.81 in cash and that number of shares of BTG common stock equal in value to $2.81, subject to adjustment in accordance with Section 2.1 of the Merger Agreement. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer, or Issuer will merge with and into Merger Sub (as described in the Merger Agreement) (the "Merger"). The surviving corporation will be either the Issuer or Merger Sub, depending on certain circumstances (as described in the Merger Agreement). The directors of Merger Sub (or such other or additional individuals as BTG may designate prior to the closing of the Merger) immediately prior to the consummation of the Merger shall be the initial directors of the surviving corporation, and the certificate of incorporation and bylaws of Merger Sub, substantially as in effect immediately prior to the consummation of the Merger, shall be the certificate of incorporation and bylaws of the surviving corporation.

                 Upon consummation of the Merger, the Common Stock would cease to exist and cease to be authorized to be quoted on the Nasdaq National Market and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

                 The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, a copy of which is attached as Exhibit 2 hereto.

                 Except as otherwise set forth in this Item 4, neither BTG nor, to the best knowledge of BTG, any of the Executive Officers and Directors have any present plans or proposals with respect to the Issuer which relate to or would result in any of the actions specified in sub-paragraphs (a) through (j) in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of Issuer.

                 (a) BTG beneficially owns 2,503,245 shares of Common Stock as of August 29, 1997, which shares represent 53.1% of the outstanding Common Stock after giving effect to the exercise of the Options (based on the number of outstanding shares as contained in the Merger Agreement after giving effect to the exercise of the Options).

                 (b) When and if BTG acquires the Shares subject to the Options, BTG would have sole voting and investment power with respect thereto. The Agreement provides that the Options to purchase the Shares will become exercisable only upon one of the following events: (i) a breach by a M-T-M Shareholder of the Agreement or a breach by the Issuer of its agreement under
Section 7.9 of the Merger Agreement not to engage in the solicitation of acquisition proposals other than the Merger; (ii) a person or group other than BTG acquires, or is granted an option to acquire, more than 20% of the outstanding shares of Common Stock; or (iii) a person or group other than BTG makes a tender offer or an exchange offer for at least 20% of the outstanding shares of Common Stock.

                                                     Page   5   of   6   Pages
                                                          -----    -----


                 Pursuant to the Agreement, each M-T-M Shareholder has agreed to vote its Shares in favor of the Merger and the adoption of the Merger Agreement and the transactions contemplated thereby, against approval or adoption of any extraordinary corporate transaction (other than the Merger, the Merger Agreement or the transactions contemplated thereby), against approval or adoption of resolutions which would have the effect of preventing, delaying or otherwise frustrating consummation of the Merger or otherwise preventing or materially delaying the Issuer from performing its obligations under the Merger Agreement, and against any action which would constitute a breach of any provision of the Merger Agreement or the Agreement.

                 Except as otherwise set forth above in this Item 5, BTG has no right to vote or direct the vote, or dispose or direct the disposition of, any of the Shares.

                 (c) There have been no transactions in the Common Stock by BTG or, to the best knowledge of BTG, by any of the Executive Officers and Directors, during the past 60 days.

                 (d) To the knowledge of BTG, the right to receive dividends with respect to the Common Stock to which this Schedule 13D relates, and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock held by each of the M-T-M Shareholders are held by such Shareholder as reflected on Exhibit A to the Agreement.

                 (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Other than the Merger Agreement described in response to Item 4 and the Agreement described in response to Item 3 and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between BTG and any other person, or, to the best knowledge of BTG, among any of the Executive Officers and Directors or between any of the Executive Officers and Directors and any other person, with respect to the Common Stock.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1    Voting and Option Agreement dated as of August 29, 1997
Exhibit 2    Agreement and Plan of Merger dated as of August 29, 1997

                                                       Page   6   of   6   Pages
                                                            -----    -----

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 1997


                                BTG, Inc.
                                By:/s/   John M. Hughes
                                       ------------------------------------
                                Name:  John M. Hughes
                                Title: Chief Financial Officer

                                   SCHEDULE I


                 Set forth below is the name, position, present principal occupation and amount of beneficial interest in the Common Stock, if any, of the directors and executive officers of BTG, Inc. Except as set forth below, the business address of each of these persons is c/o BTG, Inc., 3877 Fairfax Ridge Road, Fairfax, Virginia, 22030-7448. Each such person is a citizen of the United States.

                 Directors and Executive Officers of BTG, Inc.

--------------------------------------------------------------------------------------------------------------------------------
  Name and Position                                                              Number of Shares Owned and       Percentage
    at BTG, Inc.               Present Principal Occupation                       Aggregate Purchase Price         Interest
    ------------               ----------------------------                       ------------------------         --------


 Dr. Edward H. Bersoff        Chairman of the Board,                                          0                       N/A
                              President and Chief Executive Officer

 Donald M. Wallach            President of Wallach Associates, Inc.                           0                       N/A
 Director                     6101 Executive Boulevard, Suite 380
                              Rockville, MD 20852
                              (301) 231-9000

 Dr. Ruth M. Davis            President and CEO of the Pymatuning Group, Inc.                 0                       N/A
 Director                     4900 Seminary Road,
                              Suite 570
                              Alexandria, VA 22311
                              (703) 671-3500

 James V. Kimsey              Chairman Emeritus of American Online, Inc.                      0                       N/A
 Director                     c/o 1801 K Street, N.W., Suite 1207L
                              Washington, D.C. 20006

 Dr. Alan G. Merten           President of George Mason University                            0                       N/A
 Director                     Mason Hall, Suite D103
                              4400 University Drive
                              Fairfax, VA 22030
                              (703) 993-8700

 Raymond T. Tate              President of Raymond Tate Associates, Inc.                      0                       N/A
 Director                     17929 Pond Road
                              Ashton, MD 20861
                              (301) 774-7131

 Ronald L. Turner             Executive Vice President of                                     0                       N/A
 Director                     Ceridian Corporation
                              8800 Queen Avenue, South
                              Bloomington, MN 55431
                              (612) 921-6097

 John M. Hughes               Senior Vice President, Chief                                    0                       N/A
                              Financial Officer

 Marilynn D. Bersoff          Senior Vice President,                                          0                       N/A
                              Administration and Secretary

 Clifton Y. Bumgardner        Senior Vice President, Chief                                    0                       N/A
                              Technical Officer

 John Littley, III            Senior Vice President,                                          0                       N/A
                              Corporate Development

 Randall C. Fuerst            Senior Vice President, General                                  0                       N/A
                              Manager Systems Engineering
                              Business Unit

                                 EXHIBIT INDEX


Exhibit 1         Voting and Option Agreement dated August 29, 1997
Exhibit 2         Agreement and Plan of Merger dated August 29, 1997